SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to connected transaction of disposals of subsidiaries, dated March 26, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 26, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONNECTED TRANSACTION –

DISPOSALS OF SUBSIDIARIES

SUMMARY

The Company announces that (i) the Company has entered into agreements with China Telecommunications Corporation on 26 March 2021, pursuant to which the Company has agreed to sell, and China Telecommunications Corporation has agreed to purchase all the share capital in E-surfing Pay with an investment amount of RMB500,000,000 held by the Company (collectively “E-surfing Pay Shares”) for a consideration in the amount of RMB3,897 million (equivalent to approximately HK$4,695 million), (ii) the Company and its wholly owned subsidiary, China Telecom Global, have entered into agreements with China Telecommunications Corporation and its subsidiary, Guang Hua Properties, on 26 March 2021, pursuant to which, the Company and China Telecom Global have respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties have agreed to purchase, 75% of the share capital in China Telecom Leasing from the Company and 25% of the share capital in China Telecom Leasing from China Telecom Global (collectively “China Telecom Leasing Shares”) for a consideration in the amount of RMB 131 million (equivalent to approximately HK$158 million) and RMB44 million (equivalent to approximately HK$53 million), respectively. Upon completion of the Disposals, E-surfing Pay and China Telecom Leasing will no longer be subsidiaries of the Company.

The Company expects that all proceeds from the Disposals will be used as the Group’s general working capital.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder. Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Disposals contemplated under the Disposal Agreements entered into between the Company and China Telecommunications Corporation constitute connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules. In addition, as Guang Hua Properties is a wholly-owned subsidiary of China Telecommunications Corporation and therefore a connected person of the Company, the Disposal contemplated under the Disposal Agreement entered into between China Telecom Global and Guang Hua Properties constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Disposals in aggregate is more than 0.1% but less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Shareholders and potential investors should note that completion of the Disposals is subject to the fulfilment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

1. INTRODUCTION

The Company announces that the Company and its wholly owned subsidiary, China Telecom Global, have entered into agreements with China Telecommunications Corporation and its wholly-owend subsidiary, Guang Hua Properties, on 26 March 2021, pursuant to which (i) the Company has agreed to sell, and China Telecommunications Corporation has agreed to purchase, the E-surfing Pay Shares, and (ii) the Company and China Telecom Global have respectively agreed to sell, and China Telecommunications Corporation and Guang Hua Properties have agreed to purchase, the China Telecom Leasing Shares, respectively. Upon completion of the Disposals, E-surfing Pay and China Telecom Leasing will no longer be subsidiaries of the Company.

2.1 THE DISPOSAL AGREEMENT FOR THE TRANSFER OF E-SURFING PAY SHARES

Major terms of the Disposal Agreement for the transfer of E-surfing Pay Shares are as follows:

Date:	26 March 2021

Parties:	Vendor:	The Company

	Purchaser:	China Telecommunications Corporation

Consideration and Payment:

Pursuant to the Disposal Agreement, the consideration for disposing E-surfing Pay is RMB3,897 million (equivalent to approximately HK$4,695 million). China Telecommunications Corporation shall pay the consideration in the amount of RMB3,897 million (equivalent to approximately HK$4,695 million) in cash within five Business Days after the Effective Date of the Disposal Agreement. In addition, the Disposal Agreement provides that during the period between the Appraisal Benchmark Date and the Completion Date, the rights and obligations attached to the Target Equities shall be enjoyed and carried out by the Company; after the Completion Date, the rights and obligations attached to the Target Equities shall be enjoyed or carried out by China Telecommunications Corporation. The parties have agreed that E-surfing Pay shall not pay dividends to its shareholders between the Appraisal Benchmark Date and the Completion Date. The Company expects that all proceeds from the Disposal will be used as the Group’s general working capital.

The Disposal was reached through arm’s length negotiations, and are on normal commercial terms. The consideration for the Disposal was determined with reference to various factors including, among other things, the assets and liabilities as of the end of 2019 and 2020, the quality of the assets, the financial and operational metrics, and the benefits of and reasons for the Disposal as described below.

The net profit before taxation attributable to E-surfing Pay in 2019 and 2020 were approximately RMB 84 million (equivalent to approximately HK$ 101 million) and RMB131 million (equivalent to approximately HK$158million), respectively.

The net profit after taxation attributable to E-surfing Pay in 2019 and 2020 were approximately RMB 69 million (equivalent to approximately HK$ 83 million) and RMB114 million (equivalent to approximately HK$137million), respectively.

The unaudited net asset value of E-surfing Pay as of 28 February 2021 was approximately RMB1,469 million (equivalent to approximately HK$ 1,770 million).

The financial information of E-surfing Pay set out above was prepared based on requirements in accordance with the China Accounting Standards for Business Enterprises.

Conditions Precedent:

The transaction contemplated under the Disposal Agreement is conditional upon several conditions, including:

(a)

None of the relevant government authorities have published or promulgated any laws, rules, regulations, or policies that prohibit, materially affect or delay the completion of the Disposal; and the relevant government authorities and courts having jurisdiction have not issued any order or injunctions, or initiated any investigations, to restrict, prohibit, or otherwise object to the completion of the Disposal; and

(b)

All approvals, consents, filings or certificates from the governments or their agents required for the Disposal Agreement and the Disposal (including the approval of the People’s Bank of China) have been obtained, except for legal procedures, as well as relevant documentations, that can only be processed after the completion in accordance with applicable laws and regulations.

Completion:

After the Effective Date of the Disposal Agreement (which is defined in the Disposal Agreement as the date on which the approval of People’s Bank of China is obtained), and upon the fulfilment or waiver of all the conditions precedent under the Disposal Agreement, unless otherwise agreed, the parties should complete the Disposals on the date of the payment of the disposal consideration (defined as Completion Date in the Disposal Agreement).

2.2 THE DISPOSAL AGREEMENTS FOR THE TRANSFER OF THE CHINA TELECOM LEASING SHARES

Major terms of the Disposal Agreements for the transfer of the shares in China Telecom Leasing are as follows:

Date:	26 March 2021

Parties:	Vendors:	The Company and China Telecom Global

	Purchasers:	China Telecommunications Corporation and Guang Hua Properties

Consideration and Payment:

Pursuant to the Disposal Agreements, the consideration of disposing the China Telecom Leasing Shares is RMB175 million (equivalent to approximately HK$211 million), to be paid in cash within five Business Days after the Effective Date of the Disposal Agreements by China Telecommunications Corporation and Guang Hua Properties in the amount of RMB131 million (equivalent to approximately HK$158 million) and RMB44 million (equivalent to approximately HK$53 million), respectively. In addition, the Disposal Agreements provide that during the period between the Appraisal Benchmark Date and the Completion Date, the rights and obligations attached to the Target Equities shall be enjoyed or carried out by the Company and China Telecom Global (as applicable); after the Completion Date, the rights and obligations attached to the Target Equities shall be enjoyed or carried out by the China Telecommunications Corporation and Guang Hua Properties (as applicable). The parties have agreed that China Telecom Leasing shall not pay dividends to its shareholders between the Appraisal Benchmark Date and the Completion Date. The Company expects that all proceeds from the Disposals will be used as the Group’s general working capital.

The Disposals were reached through arm’s length negotiations, and are on normal commercial terms. The considerations for the Disposals were determined with reference to various factors including, among other things, the assets and liabilities as of the end of 2019 and 2020, the quality of the assets, the financial and operational metrics, and the benefits of and reasons for the Disposals as described below.

The net profit before taxation attributable to China Telecom Leasing in 2019 and 2020 were approximately RMB 2,788,000 (equivalent to approximately HK$ 3,359,000), and approximately RMB3,522,400 (equivalent to approximately HK$4,243,900), respectively.

The net profit after taxation attributable to China Telecom Leasing in 2019 and 2020 were approximately RMB 2,090,900 (equivalent to approximately HK$ 2,519,200) and approximately RMB2,641,800 (equivalent to approximately HK$3,182,900), respectively.

The unaudited net asset value of China Telecom Leasing as of 28 February 2021 was approximately RMB 175 million (equivalent to approximately HK$ 211 million).

The financial information of China Telecom Leasing set out above was prepared based on requirements in accordance with the China Accounting Standards for Business Enterprises.

Conditions Precedent:

The transactions contemplated under the Disposal Agreements are conditional upon several conditions, including:

(a)

None of the relevant government authorities have published or promulgated any laws, rules, regulations, or policies that prohibit, materially affect or delay the completion of the Disposals; and the relevant government authorities and courts having jurisdiction have not issued any order or injunctions, or initiated any investigations, to restrict, prohibit, or otherwise object to the completion of the Disposals; and

(b)

All approvals, consents, filings or certificates from the governments or their agents required for the Disposal Agreements and the Disposals, including the approval of Tianjin Financial Bureau for the Disposals, and consents by important third-parties, have been obtained, except for legal procedures, as well as relevant documentations, that can only be processed after the completion in accordance with applicable laws and regulations.

Completion:

Upon the fulfilment or waiver of all the conditions precedent under the Disposal Agreements, unless otherwise agreed, parties should complete the registration of the transfer of the Target Equities within 20 Business Days from the date on which Tianjin Finance Bureau approved the Disposals (as the Effective Date under this Disposal Agreement).

3. BENEFITS OF AND REASONS FOR THE TRANSACTIONS

In order for the Company to successfully implement the issuance and listing of A-shares, the Company focused on its business positioning and, upon review and consideration, the Company decided to dispose the Target Equities. The Company believes that the issuance of A-shares will facilitate the Company to seize the opportunity of the digitalised development, push forward the implementation of “Cloudification and Digital Transformation” strategy, widen the financing channels, enhance its sustainable development capabilities, perfect corporate governance and improve the overall competitiveness, and is in the interests of the Company and its shareholders as a whole. For further details of the issuance of A-shares, please refer to the announcement of the Company dated 9 March 2021 and the circular of the Company dated 17 March 2021.

Upon the completion of the Disposals, the Company expects to realise a gain of approximately RMB2,740 million (equivalent to approximately HK$3,301 million), which is calculated based on the difference between the consideration of the Disposals of RMB4,072 million (equivalent to approximately HK$4,906 million) and the Company’s interests in the net book value of the net assets of E-surfing Pay and China Telecom Leasing as at 28 February 2021 of approximately RMB1,332 million (equivalent to approximately HK$1,605 million), which helps to increase the value of the Company for its shareholders.

The Disposals were reached through arm’s length negotiations and on normal commercial terms. The considerations for the Disposal of the E-surfing Pay Shares and the Disposals of the China Telecom Leasing Shares were determined with reference to various factors, including, among others, the assets and liabilities as of the end of 2019 and 2020, the quality of the asset and financial and operational metrics.

After the completion of the Disposals, E-surfing Pay and China Telecom Leasing will become subsidiaries of China Telecommunications Corporation. The Company will continue to maintain the good and close collaboration with E-surfing Pay and China Telecom Leasing, so as to leverage complementary resources and strategic synergies to continuously enhance the value of the Company for its shareholders.

4.1 INFORMATION ON THE COMPANY

The Company is an integrated information full-services operator and is primarily engaged in providing fundamental telecommunications businesses including comprehensive wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services and other related services in the PRC.

4.2 INFORMATION ON CHINA TELECOM GLOBAL

China Telecom Global was incorporated in Hong Kong on 25 February 2000 with limited liability and is a wholly owned subsidiary of the Company. It primarily engages in developing various international telecom businesses, as well as developing voice, data, graphic and multi-media telecommunications and information services based on Internet.

4.3 INFORMATION ON THE PURCHASER CHINA TELECOMMUNICATIONS CORPORATION

China Telecommunications Corporation is a state-owned enterprise engaged in the investment holding of companies and is primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunications support services and other businesses.

4.4 INFORMATION ON THE PURCHASER GUNAG HUA PROPERTIES

Guang Hua Properties was incorporated in British Virgin Island on 22 September 1998 with limited liability and is a subsidiary of China Telecommunications Corporation. It primarily engages in overseas investment and loan services.

4.5 INFORMATION ON E-SURFING PAY

E-surfing Pay is a limited company incorporated in the PRC on 3 March 2011 and is primarily engaged in providing non-financial institutional electronic payment services.

4.6 INFORMATION ON CHINA TELECOM LEASING

China Telecom Leasing was incorporated in in the PRC on 30 November 2018. The Company and the Company’s wholly owned subsidiary, China Telecommunications Global, hold 75% and 25% of the share capital in China Telecom Leasing, respectively. It primarily engages in finance lease business, leasing business, acquisition of leasing assets locally and abroad and provision of leasing advice.

5. CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder. Pursuant to Chapter 14A of the Listing Rules, China Telecommunications Corporation is a connected person of the Company and the Disposals contemplated under the Disposal Agreements entered into between the Company and China Telecommunications Corporation constitute connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules. In addition, as Guang Hua Properties is a wholly-owned subsidiary of China Telecommunications Corporation and therefore a connected person of the Company, the Disposal contemplated under the Disposal Agreement entered into between China Telecom Global and Guang Hua Properties constitutes a connected transaction of the Company for the purpose of Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio of the Disposals in aggregate is more than 0.1% but less than 5%, the Company is only subject to the reporting and announcement requirements, but is exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Company will disclose the relevant details of the Disposals in the next published annual report and accounts of the Company in accordance with the relevant requirements as set out in Rule 14A.49 of the Listing Rules.

6. BOARD OPINION

The Board has passed resolutions to approve the Disposals. The Board (including the independent non-executive Directors) is of the view that the terms of the Disposals are fair and reasonable and on normal commercial terms, and the Disposals contemplated thereunder, although not conducted in the ordinary and usual course of the business of the Company, are in the interests of the Company and its shareholders as a whole. Save for Mr. Ke Ruiwen, also serving as the Chairman of China Telecommunications Corporation, and Mr. Li Zhengmao and Mr. Shao Guanglu, also serving as Directors of China Telecommunications Corporation, all of whom have therefore abstained from voting on the relevant board resolutions to approve the Disposals, none of the Directors had a material interest in the transactions contemplated under the respective agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the Disposal Agreements.

Shareholders and potential investors should note that completion of the Disposals is subject to the fulfilment of a number of conditions and therefore may or may not proceed. Shareholders of the Company and potential investors should exercise caution when dealing in the shares of the Company.

7. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Each “Disposal”, collectively “Disposals”	(i) the disposal of share capital in E-surfing Pay held by the Company to China Telecommunications Corporation and (ii) the disposals of 75% of the share capital in China Telecom Leasing from the Company and 25% of the share capital in China Telecom Leasing from China Telecom Global to China Telecommunications Corporation and Guang Hua Properties, respectively, pursuant to the Disposal Agreements

Each “Disposal Agreement”, collectively “Disposal Agreements”	the agreements dated 26 March 2021 separately entered into by the Company and China Telecom Global, with China Telecommunications Corporation and its wholly-owned subsidiary, Guang Hua Properties, pursuant to which (i) the Company has agreed to sell and China Telecommunications Corporation has agreed to purchase all of the share capital in E-surfing Pay, RMB500,000,000, held by the Company and (ii) the Company and China Telecom Global have respectively agreed to sell and China Telecommunications Corporation and Guang Hua Properties have respectively agreed to purchase 75% of the share capital in China Telecom Leasing from the Company and 25% of the share capital in China Telecom Leasing from China Telecom Global

“Appraisal Benchmark Date”	means 31 December 2020

“Board”	the board of Directors

“Business Days”	means a day other than a Saturday or Sunday or public holiday in the PRC

“China Telecom Global”	China Telecom Global Limited was incorporated in Hong Kong on 25 February 2000 with limited liability and is a wholly owned subsidiary of the Company. It primarily engages in developing various international telecom businesses, as well as developing voice, data, graphic and multi-media telecommunications and information services based on Internet

“China Telecom Leasing”	China Telecom Leasing Corporation Limited (天翼融資租賃有限公司), a company incorporated in the PRC with limited liability on 30 November 2018, whose 75% and 25% of the share capital are respectively owned by the Company and the Company’s wholly owned subsidiary China Telecom Global. It primarily engages in finance lease business, leasing business, acquisition of leasing assets locally and abroad and provision of leasing advice

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares listed on the Stock Exchange main market and whose principal business includes the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, and value-added telecommunications businesses such as Internet access service business, information service business and other related services

“Completion Date”	for the disposal of E-surfing Pay Shares, the date of the payment of the disposal consideration; for the disposals of the China Telecom Leasing Shares, the date of the registration of transfer of Target Equities

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“E-surfing Pay”	E-surfing Pay Co. Ltd (天翼電子商務有限公司), a company incorporated on 3 March 2011 in the PRC, which is engaged in non-financial institutional electronic payment services. As at 26 March 2021, the Company holds RMB500,000,000 of E-surfing Pay’s share capital, which is 78.74% of the total share capital in E-surfing Pay. In addition, On 28 June 2020, E-surfing Pay was listed on Shanghai United Assets and Equity Exchange and planned to increase its share capital for introduction of strategic investors. On 1 December 2020, E-surfing Pay entered into capital increase agreements with investors. On 31 December 2020, all payments for the capital increase from investors were completed. Upon the completion of the capital increase, the share capital in E-surfing held by the Company will drop to 64.53%. The Capital Increase Plan will be completed upon approval of People’s Bank of China

“Effective Date”	The Effective Date as defined in the Disposal Agreements; for the Disposal of the E-surfing Pay Shares, the date on which the approval of People’s Bank of China is obtained; for the Disposal of the China Telecom Leasing Shares, the date on which the approval of Tianjin Finance Bureau is obtained

“Group”	the Company, together with all of its subsidiaries

“Guang Hua Properties”	Guang Hua Properties Limited (中國電信集團廣華物業公司)， a wholly owned subsidiary of China Telecommunications Corporation. It primarily engages in overseas investment and loan services

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“China Telecom Leasing Shares”	75% of the share capital in China Telecom Leasing from the Company and 25% of the share capital in China Telecom Leasing from China Telecom Global

“E-surfing Pay Shares”	the share capital of RMB500,000,000 in E-surfing Pay held by the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in the Listing Rules

“Target Equities”	75% and 25% of the share capital in China Telecom Leasing respectively owned by the Company and China Telecom Global and/or all of the share capital in E-surfing Pay Shares held by the Company

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.83 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, PRC, 26 March 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.